

February 25, 2011

<u>Via U.S. Mail</u>

Ruth Cruz Santos
Chief Executive Officer
Laredo Resources Corp.
Hero de Nacarozi #10, PO Box 177
C.P. 63732 Colonia Centro
Bucerias, Nayarit
Mexico

> **Re: Laredo Resources Corp.**
> **Registration Statement on Form S-1, as amended by**
> **Amendment No. 2**
> **Filed February 16, 2011**
> **File No. 333-171457**

Dear Ms. Cruz:

We have reviewed your registration statement and have the following comment. Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

General

1. We have considered your response to comment one from our letter dated February 11, 2011. We continue to believe that the purpose of the private offering following by the public resale of the securities is to facilitate a market in the company's securities and that the public offering constitutes an indirect primary offering by the company through the selling shareholders. Therefore, please identify all of the selling shareholders as underwriters and fix the offering price to the public for the duration of the offering.

You may contact Mark Shannon, Staff Accountant, at 202-551-3299 or Mark Wojciechowski, Accountant Branch Chief, at 202-551-3759 if you have questions regarding comments on the financial statements and related matters.

Please contact Ajay Koduri, Staff Attorney, at 202-551-3310 or Kathleen Krebs, Special Counsel, at 202-551-3350 with any other questions.

Sincerely,

/s/ Kathleen Krebs for

Larry Spirgel
Assistant Director

cc: Via facsimile to 702-868-3312
        The Law Offices of Ryan Alexander